Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, except ratio)

	Three Months
	Ended March 31,	Year Ended Dec. 31
	2012	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations.	$95,274	$544,630	$455,416	$468,891	$463,377	$449,327
Add: Fixed charges.	62,159	249,587	243,620	239,022	240,539	211,660
Total earnings, as defined.	$157,433	$794,217	$699,036	$707,913	$703,916	$660,987

Fixed charges, as defined:
Interest charges	$52,120	$208,003	$201,431	$194,808	$198,369	$186,293
Interest component of leases.	10,039	41,584	42,189	44,214	42,170	25,367
Total fixed charges, as defined	$62,159	$249,587	$243,620	$239,022	$240,539	$211,660
Ratio of earnings to fixed charges	2.5	3.2	2.9	3.0	2.9	3.1